Exhibit 99.1

XOMA Highlights Recent Achievements and Reports Financial Results for Third Quarter 2013

BERKELEY, Calif., November 7, 2013 -- XOMA Corporation (Nasdaq: XOMA), a leader in the discovery and development of therapeutic antibodies, today reported its operational highlights and financial results for the quarter ended September 30, 2013.

Recent Achievements:
•	Reported Day 84 results from the gevokizumab Phase 2 proof-of concept (“POC”) study in patients with erosive osteoarthritis of the hand (“EOA”) and elevated levels of C-reactive protein (“CRP”).
•	Selected pyoderma gangrenosum (“PG”) as gevokizumab’s next pivotal program based on compelling results from four patients enrolled in the Company’s PG pilot study and two patients with generalized pustular psoriasis (“GPP”) who received gevokizumab under a compassionate use protocol. XOMA is seeking input from key opinion leaders and the U.S. Food and Drug Administration (“FDA”) regarding the components of a pivotal Phase 3 program.
•	Continued enrolling patients in the gevokizumab EYEGUARD™-A and EYEGUARD-C pivotal Phase 3 clinical trials in non-infectious uveitis (“NIU”).
•	Raised $31.6 million through the sale of 8,736,187 shares of common stock at a price of $3.62.
•	XOMA’s partner, SERVIER, initiated enrollment in two of its independent gevokizumab POC studies: polymyositis/dermatomyositis and Schnitzler’s Syndrome.

XOMA reported total revenues of $6.3 million in the third quarter ended September 30, 2013, compared with $7.3 million in the corresponding period of 2012, reflecting a reduction in contract and other revenues, due primarily to our collaboration with SERVIER meeting the initial $50 million of fully reimbursable costs associated with the companies’ development of gevokizumab in non-infectious uveitis.  For the third quarter of 2013, XOMA had a net loss of $29.6 million (or $0.34 per share), compared with a net loss of $26.9 million (or $0.39 per share), for the third quarter of 2012.  The net loss for the third quarters of 2013 and 2012 included a non-cash charge of $11.1 million (or $0.13 per share) and $9.2 million (or $0.13 per share), respectively, both of which were related to the revaluation of contingent warrant liabilities, which resulted primarily from the appreciation of XOMA’s stock price.  Excluding these non-cash charges, net loss in the quarters ended September 30, 2013 and 2012, was $18.5 million (or $0.21 per share) and $17.6 million (or $0.26 per share), respectively.

“By the end of October, we received the initial data from all four pyoderma gangrenosum patients enrolled in our pilot study, as well as data from two patients with generalized pustular psoriasis who received gevokizumab under a compassionate use protocol.  These two rare indications fall under the neutrophilic dermatoses umbrella, which are a group of conditions that are characterized by skin lesions that have intense epidermal and/or dermal inflammatory infiltrates, yet show no sign of infection.  While we have treated only a very small number of patients, the apparent responses are compelling,” stated John Varian, Chief Executive Officer of XOMA.  “We will seek a meeting with the FDA to review the data to determine the Agency’s requirements for us to move into a pivotal program in pyoderma gangrenosum and possibly additional indications that fall under the neutrophilic dermatoses umbrella.  These patients are in need of new therapeutic options, and we believe the relatively small investment required to conduct this pivotal program has the potential to significantly improve their quality of life.

“We are encouraged by the reductions in AUSCAN™ scores at Day 84 reported from our study in patients with erosive osteoarthritis of the hand and elevated C-reactive protein.  The gevokizumab-treated patients showed a greater improvement in all of the components that make up the AUSCAN composite score than the placebo-treated group throughout the first three months of treatment.  Importantly the separation between the two arms was increasing at a greater rate between two and three months of treatment.  These early results  bolster our belief that gevokizumab may have a therapeutic impact on this disease,” continued Mr. Varian.  “We have already learned a great deal from this study, and we look forward to receiving the full six-month data set, including the MRIs and X-ray images that are being taken throughout the study.  We will assess these together with the Day 84 AUSCAN scores from our fully enrolled supplemental study in EOA patients who do not have elevated C-reactive protein.  We will make a decision as to whether to move gevokizumab into Phase 3 testing based on our review of the full dataset, as well as KOL and regulatory feedback.”

Research and development expenses for the third quarter of 2013 were $18.2 million, compared with $18.4 million in the corresponding period of 2012.  Selling, general and administrative expenses were $5.2 million in the third quarter of 2013, as compared to $4.7 million in the corresponding quarter of 2012.

On September 30, 2013, XOMA had cash and cash equivalents of $74.0 million.  The Company ended December 31, 2012, with cash, cash equivalents, and short-term investments of $85.3 million.

2013 Guidance
The Company adjusted its anticipated cash used in ongoing operating activities during 2013 to between $52 and $54 million, from $50 million, primarily reflecting the costs associated with conducting clinical and preclinical activities.

Investor Conference Call and Webcast
XOMA will host a conference call and webcast today, November 7, 2013, at 4:30 p.m. ET.  The webcast can be accessed via the Investors and Media section of XOMA's website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on February 8, 2014.

Telephone numbers for the live audiocast are 877-369-6589 (U.S./Canada) and 408-337-0122 (international).

About Gevokizumab
Gevokizumab is a potent monoclonal antibody with unique allosteric modulating properties and the potential to treat patients with a wide variety of inflammatory and other diseases. Gevokizumab binds strongly to interleukin-1 beta (IL-1 beta), a pro-inflammatory cytokine, and modulates the cellular signaling events that produce inflammation.

Gevokizumab currently is being studied in a global Phase 3 clinical program, termed EYEGUARD™, which is being conducted by SERVIER and XOMA.  This program is designed to determine gevokizumab's ability to treat acute non-infectious uveitis (NIU) in EYEGUARD-A, to prevent disease flares in patients with Behçet's uveitis in EYEGUARD-B, and to prevent disease flares in NIU patients who are controlled with steroids and immunosuppressants in EYEGUARD-C.

XOMA has a Proof-of-Concept (“POC”) program underway in which the Company is exploring the efficacy and safety of gevokizumab in multiple indications, including pyoderma gangrenosum (“PG”), erosive osteoarthritis of the hand (“EOA”), moderate to severe inflammatory acne, active non-infectious anterior scleritis, and autoimmune inner ear disease.

Separately, XOMA’s partner, SERVIER, initiated a Phase 2 study to determine gevokizumab's ability to reduce arterial wall inflammation in patients with marked atherosclerotic plaque inflammation and who have experienced an acute coronary syndrome in the previous twelve months, as well as POC studies in polymyositis/dermatomyositis and Schnitzler’s Syndrome.

Information about gevokizumab clinical studies can be found at www.clinicaltrials.gov and www.clinicaltrialsregister.eu.

About XOMA
XOMA’s portfolio of innovative product candidates is the result of the Company’s focus on allosteric modulation, which offers opportunities to develop new classes of therapeutic antibodies with the potential to treat a wide range of human diseases.  XOMA is developing its lead product gevokizumab (IL-1 beta modulating antibody) with SERVIER through a global Phase 3 program in non-infectious uveitis and ongoing proof-of-concept studies in other IL-1-mediated diseases. XOMA's scientific research also produced the XMet program, which consists of three classes of preclinical antibodies, including Selective Insulin Receptor Modulators (SIRMs) that could have a major effect on the treatment of diabetes.

More detailed information can be found at www.xoma.com.

About SERVIER
SERVIER is a privately run French research-based pharmaceutical company.  Current therapeutic domains for SERVIER medicines are cardiovascular, metabolic, neurological, psychiatric and bone and joint diseases, as well as oncology. SERVIER is established in 140 countries worldwide with over 20,000 employees and a 2012 turnover of €3.9 billion. SERVIER invests 25% of its turnover in R&D.

More information is available at www.servier.com.

Forward-Looking Statements
Certain statements contained in this press release including, but not limited to, statements related to anticipated timing of initiation and completion of clinical trials and proof-of-concept trials, anticipated size of clinical trials, continued sales of approved products, sufficiency of our cash resources and anticipated levels of cash utilization, or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate, and actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. Potential risks to XOMA meeting these expectations are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects. Any forward-looking statement in this press release represents XOMA's views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. XOMA disclaims any obligation to update any forward-looking statement, except as required by applicable law.

XOMA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(unaudited)
(in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Revenues:
License and collaborative fees	$1,574	$1,127	$2,578	$4,665
Contract and other	4,738	6,124	20,339	21,725
Total revenues	6,312	7,251	22,917	26,390

Operating expenses:
Research and development	18,198	18,409	51,905	52,702
Selling, general and administrative	5,225	4,672	13,429	12,918
Restructuring	112	323	209	4,776
Total operating expenses	23,535	23,404	65,543	70,396

Loss from operations	(17,223)	(16,153)	(42,626)	(44,006)

Other expense:
Interest expense	(1,159)	(1,144)	(3,495)	(3,211)
Other expense	(132)	(420)	92	(542)
Revaluation of contingent warrant liabilities	(11,125)	(9,208)	(25,745)	(25,746)
Net loss before taxes	(29,639)	(26,925)	(71,774)	(73,505)

Provision for income tax benefit	15	74	15	74

Net loss	$(29,624)	$(26,851)	$(71,759)	$(73,431)

Basic and diluted net loss per share of common stock	$(0.34)	$(0.39)	$(0.85)	$(1.22)

Shares used in computing basic and diluted net loss per share of common stock	87,033	68,189	84,205	60,239

Other comprehensive loss:
Net loss	$(29,624)	$(26,851)	$(71,759)	$(73,431)
Net unrealized loss on available-for-sale securities	-	7	-	12
Comprehensive loss	$(29,624)	$(26,844)	$(71,759)	$(73,419)

XOMA CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	September 30, 2013	December 31, 2012
	(unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$73,988	$45,345
Short-term investments	-	39,987
Trade and other receivables, net	5,630	8,249
Prepaid expenses and other current assets	3,150	2,256
Total current assets	82,768	95,837
Property and equipment, net	6,917	8,143
Other assets	1,321	1,696
Total assets	$91,006	$105,676

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$6,505	$3,867
Accrued and other liabilities	8,016	13,045
Deferred revenue	3,414	3,409
Interest bearing obligation – current	4,085	3,391
Accrued Interest on interest bearing obligations – current	1,969	121
Total current liabilities	23,989	23,833
Deferred revenue – long-term	4,457	6,315
Interest bearing obligations – long-term	36,941	37,653
Contingent warrant liabilities	39,162	15,001
Other liabilities - long term	-	1,407
Total liabilities	104,549	84,209

Stockholders’ (deficit) equity:
Common stock, $0.0075 par value, 138,666,666 shares authorized, 92,701,155 and 82,447,274 shares outstanding at September 30, 2013 and December 31, 2012, respectively	692	615
Additional paid-in capital	1,014,642	977,962
Accumulated comprehensive income	-	8
Accumulated deficit	(1,028,877)	(957,118)
Total stockholders’ (deficit) equity	(13,543)	21,467
Total liabilities and stockholders’ (deficit) equity	$91,006	$105,676

Contingent warrant liabilities	September 30, 2013
Balance at December 31, 2011	$15,001
Reclassification of contingent warranty liability upon exercise of warrants	(1,585)
Net increase in fair value of contingent warrant liabilities upon revaluation	25,746
Balance at September 30, 2013	$39,162

CONTACT: XOMA Corporation

Company and Investor Contact:
Ashleigh Barreto
510-204-7482
barreto@xoma.com

Juliane Snowden
The Oratorium Group, LLC
jsnowden@oratoriumgroup.com

Media Contact:
Canale Communications
Carolyn Hawley
619-849-5375
carolyn@canalecomm.com